Kyivstar Group Ltd.

Index Tower (East Tower)

Unit 1703

Dubai (DIFC)

United Arab Emirates

VIA EDGAR	June 5, 2025

Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F Street, N.E. Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova
Matthew Derby
Melissa Kindelan
Kathleen Collins

Re:	Kyivstar Group Ltd.

Draft Registration Statement on Form F-4

Submitted April 18, 2025

CIK: 0002062440

Ladies and Gentlemen:

Kyivstar Group Ltd. (“Kyivstar”) and VEON Holdings B.V. (“VEON Holdings”) (Kyivstar and VEON Holdings, collectively, the “Registrants”) submit this letter in response to comments of the staff (the “Staff”) of the Office of Technology, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 15, 2025 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form F-4 (the “Draft Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter as set forth in the Comment Letter, and we have set forth the Registrants’ responses immediately below the Staff’s comments.

The Registrants are concurrently submitting via EDGAR the Registrants’ initial filing of its registration statement on Form F-4 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update the information set forth therein. The page numbers in the text of the Registrants’ responses correspond to the page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission
June 5, 2025

Draft Registration Statement on Form F-4

Cover Page

1.	Staff comment: Please revise the consideration table to include the price paid or to be paid for such securities and include cross-references that highlight by prominent type or in another matter the locations of related disclosures in the prospectus. Revise your disclosure “the fact that Cohen Circle’s officers and directors have not received any cash compensation” to reflect the compensation to be received. In addition, disclose the nature and amounts of any reimbursements to be paid to the SPAC sponsor, its affiliates, and any promoters upon the completion of a de-SPAC transaction. In this regard, we note your earlier disclosure that Sponsors receive payments for office space, administrative and shared personnel support services, and out-of-pocket expenses incurred by them in connection with certain activities on Cohen Circle’s behalf, such as identifying and investing possible business targets and business combinations. State whether this compensation and securities issuance may result in a material dilution of the equity interests of non-redeeming shareholders who hold the securities until the consummation of the de-SPAC transaction. Refer to Items 1603(a)(6), 1604(a)(3) and (4) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on the cover page accordingly.

2.	Staff comment: In addition, you state the table sets forth consideration received or to be received by various parties in the Business Combination, including Cantor. However, it appears that the 270,000 shares to be issued to Cantor are not reflected in such table. Please explain or revise as necessary.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on the cover page and throughout to reflect that the 270,000 Private Placement Units held by Cantor were transferred to an affiliate of the Sponsors.

3.	Staff comment: We note your disclosure of conflict of interest. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. Refer to Item 1604(a)(4) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on the cover page accordingly.

Frequently Used Terms, page iii

4.	Staff comment: Please revise here to define Closing Equity Value, Cash Adjustment Excess and Cash Adjustment Shortfall.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on the cover page accordingly.

Securities and Exchange Commission
June 5, 2025

Questions and Answers About the Business Combination...

What interests do Cohen Circle’s Directors and Officers have in the Business Combination?, page xviii

5.	Staff comment: Please revise to disclose all relevant pre-existing fiduciary or contractual obligations for each of your officers and directors. Refer to Item 1603(c) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and respectfully advise the Staff that the relevant pre-existing fiduciary and contractual obligations of the Cohen Circle’s officers and directors have been described in accordance with Item 1603(c) of Regulation S-K.

Summary of the Proxy Statement/Prospectus, page 1

6.	Staff comment: Please revise to include the dilution table and related disclosures as required by Item 1604(c) of Regulation S-K. Outside of the table, describe each material potential source of future dilution that non-redeeming shareholders may experience by electing not to tender their shares in connection with the Business Combination, including sources not included in the table, such as the exercise of the warrants, with respect to the determination of the as adjusted net tangible book value per share.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on pages xvii and xviii accordingly.

7.	Staff comment: Please revise to present, at each redemption level, the valuation at or above which the potential dilution results in the amount of non-redeeming shareholders’ interest per share being at least the IPO price per share of ordinary shares. Refer to Item 1604(c)(1) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and respectfully advise the Staff that under each redemption scenario the non-redeeming shareholders’ interest per share exceeds the initial public offering price per unit of Cohen Circle.

8.	Staff comment: Please revise to disclose in a tabular format the terms and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters, and the price paid or to be paid for such securities in connection with the de-SPAC transaction or any related financing transaction; and, outside of the table, the extent to which that compensation and securities issuance has resulted or may result in a material dilution of the equity interests of non- redeeming shareholders of the SPAC. Refer to Item 1604(b)(4) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 10 accordingly.

Securities and Exchange Commission
June 5, 2025

Summary Historical Combined Financial Information of VEON Holdings..., page 15

9.	Staff comment: You state that the summary historical financial information is derived from the audited combined financial statements of Kyivstar Group. As the audited financial statements provided in the filing are for VEON Holdings B.V., and as to avoid any confusion, please revise the reference to Kyivstar Group’s audited financial statements here.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 16 accordingly.

Risk Factors

The reduced public company reporting requirements applicable to “emerging growth companies”..., page 67

10.	Staff comment: We note your discussion of the extended transition provisions for complying with new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. As IFRS does not have separate adoption dates for public and private companies, please explain further such disclosures as it relates to Kyivstar Group or revise as necessary. Similar revisions should be made to the cover page and page 171.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on the cover page and pages 68, 179 and 189 accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 112

11.	Staff comment: We note the unaudited pro forma condensed combined financial information has been prepared assuming you will meet the Minimum Cash Condition of $50 million at Closing. Please revise here to include a discussion of what will happen if the Minimum Cash Condition is not met and such condition is not waived. In this regard, you state on page 70 if this condition is not met or waived pursuant to the terms of the Business Combination, then the proposed Business Combination will not be consummated.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 114 accordingly.

Equity Capitalization at Closing, page 114

12.	Staff comment: You state the table on page 114 summarizes the pro forma Kyivstar Group common shares issued and outstanding immediately after closing and approximates ownership interest upon completion of the Business Combination. Please tell us why the table includes the shares noted in footnotes (1), (2) and 3), which will not be outstanding immediately after Closing, or revise to remove such shares from the table and note such exclusion in the footnotes to the table.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure to reflect only the Kyivstar Group common shares issued and outstanding immediately after closing on page 115 and throughout the Registration Statement.

Securities and Exchange Commission
June 5, 2025

Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2024,

13.	Staff comment: Please revise to include pro forma adjustments to address the subsequent repayment of the April 2025 Bonds and the anticipated repayment of the June 2025 Bonds pursuant to the terms of the Business Combination Agreement.

Response: The Registrants respectfully acknowledge the Staff’s comment and respectfully advise the Staff that the Pro Forma Condensed Combined Statement of Financial Position as of March 31, 2025 and the Pro Forma Condensed Combined Income Statements for the twelve-month period ended December 31, 2024 and for three-month period ended March 31, 2025 have been revised to include pro forma adjustments to address the subsequent repayment of the April 2025 Bonds and the anticipated repayment of the June 2025 Bonds pursuant to the terms of the Business Combination Agreement.

Significant Factors Affecting our Results of Operations

The War in Ukraine, page 156

14.	Staff comment: We note your disclosure that the war in Ukraine has had a significant impact on your business and that war-related insurance coverage for Ukraine has become unavailable since 2023. Please quantify the impact of the war on your company for the periods presented.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 160 to provide the available quantifiable impact of the war. The Registrants respectfully note that while they experienced losses of up to 3.1 million subscribers in the period from January 2022 to December 2024, it is not possible for the Registrants to provide additional quantifications for future periods, as the circumstances behind the loss of subscribers due to the impact of war cannot be reliably ascertained.

Intention to Invest in Ukraine, page 160

15.	Staff comment: We note your disclosure about joint intention with Veon to invest $1 billion by 2027. Please expand your disclosure on how this amount will be split between the companies. Also, explain how this commitment reconciles with your disclosure on page 169 that you “have no other incremental commitments, guarantees or contingent liabilities.”

Response: The Registrants respectfully advise the Staff that the intention to invest $1 billion in Ukraine between 2023 and 2027 is not in the form of a legal or contractual commitment by either Kyivstar or VEON, but rather a nonbinding shared strategic initiative. Accordingly, there is no formal or intended division of investments between Kyivstar and VEON. As the parent of Kyivstar, VEON may contribute towards the $1 billion goal either directly or indirectly (i.e., by way of reinvestment through its subsidiaries, Kyivstar and UTC). Investments are, and will be, in the ordinary course, not imposed by government, and no borrowing is required by VEON or Kyivstar, as source of funding is 100% generated by operational cash. Contributions towards the $1 billion goal include capital expenditure spend for 2023 and 2024, investments in energy resilience, the November 2024 acquisition by Kyivstar of 2x5 MHz spectrum in the 2100 MHz band and 40 MHz spectrum in the 2300 MHz band at an auction held by NCEC, investing UAH 1.43 billion ($34 million), and the April 2025 acquisition by Kyivstar of Uklon for a total consideration of $155.2 million. The Registrants have revised their disclosure on page 164 to clarify.

Securities and Exchange Commission
June 5, 2025

Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Fiscal Years Ended December 31, 2024 and 2023

Selling, general and administrative expenses, page 163

16.	Staff comment: You disclose multiple reasons for the increase in this line item such as higher tariffs, higher personnel costs, higher costs for IT support, and several others. Please revise to separately quantify each factor that has materially contributed to the change. Similar revisions should be made throughout your results of operations discussion where you identify various factors that impacted each line item. Refer to Item 5 of Form 20-F.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 170 and in certain other places throughout the Registration Statement. However, the Registrants have not separately quantified each factor affecting several other line items because the Registrants believe that public disclosure of this information could harm the Registrants’ competitive position in the marketplace by providing information to their competitors that could be used by the Registrants’ competitors to the detriment of the Registrants. The Registrants believe that the enhanced disclosure now presented in this section provides sufficient context for investors.

Key Performance Indicators, page 166

17.	Staff comment: Please revise to quantify each of the key performance indicators listed here for each period presented. Refer to SEC Release 33-10751.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 172 accordingly.

18.	Staff comment: You disclose that digital services monthly active users represent the total of monthly active users for all digital products and services offered. Please revise to clarify whether a user that is active in more than one application is counted more than once in this measure. In addition, disclose the amount of revenue generated from these digital products and services, for each period presented, to provide context to the measure.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 173 accordingly.

19.	Staff comment: You indicate that mobile APRU is calculated using certain types of mobile service revenue while excluding others. Please revise to state the amount of revenue used to calculate the measure for each period presented, how the amount relates to mobile service revenue disclosed on page F-38, and further explain why certain types of revenue are excluded in this measure.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 173 accordingly.

Securities and Exchange Commission
June 5, 2025

Mobile ARPU measures the monthly average revenue per mobile user. The Registrants calculate Mobile ARPU by dividing mobile service revenue (excluding guest roaming revenue, international interconnection revenue, revenue received from Ukraine Tower Company and revenue from Helsi and big data and cloud services) during the relevant period by the average number of mobile customers during the period and dividing by the number of months in that period. The revenue excluded from the reported mobile service revenue ($865 million for 2024 and $859 million for 2023) amounted to $21 million for 2024 and $11 million for 2023, resulting in mobile service revenue used to calculate Mobile ARPU of $844 million in 2024 and $848 million in 2023.

Mobile service revenue used to calculate Mobile ARPU excludes guest roaming and wholesale international interconnection revenue because these are not generated by the Registrants’ customers but are proceeds received from other operators for the services received by their subscribers. Intracompany revenue from UTC and revenue from Helsi and big data and cloud services are excluded from mobile service revenue used to calculate Mobile ARPU because revenue from these sources may originate from guest users and non-mobile platforms. The digital services revenue that is included in the revenue used to calculate Mobile ARPU comes from digital services that are included in the Registrants’ bundle offers for mobile subscribers, such as Kyivstar TV. Prior to the year ended December 31, 2024, all digital services revenue was included in the revenue used to calculate Mobile ARPU.

20.	Staff comment: You refer to mobile subscribers on page 1 and elsewhere. Please clarify here whether mobile customers are the same as mobile subscribers, and, if not, revise to explain the difference.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on pages 1, 133 and 159 accordingly.

Business of Kyivstar and Certain Information about Kyivstar, page 172

21.	Staff comment: Please provide the basis for the statement that the company is “the network leader in terms of LTE coverage, with 95.7% population coverage in Ukraine as of December 31, 2024”.

Response: The Registrants respectfully acknowledge the Staff’s comment and respectfully advise the Staff that this statement was derived from a 1-T report dated December 31, 2024 from the National Commission for the State Regulation of Communications of Ukraine (“NCEC”), which is publicly available.

Kyivstar Relationships and Related Party Transactions, page 222

22.	Staff comment: Please file your agreements with Ukraine Tower Company. We note your disclosure that “approximately 1,000 are set to be transferred from Kyivstar to UTC upon the lifting of martial law in Ukraine.” Please describe any consideration provided or to be provided for the transfer.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 233 accordingly and have filed their agreements with Ukraine Tower Company as exhibits to the Registration Statement.

Securities and Exchange Commission
June 5, 2025

Beneficial Ownership of Kyivstar Group Ltd. Securities, page 223

23.	Staff comment: Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by VEON Amsterdam B.V.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 237 accordingly.

Proposal No. 1 - the Business Combination Proposal

Background of the Business Combination, page 229

24.	Staff comment: Please revise to provide the disclosure required by item 1607(b) of Regulation S-K, including to discuss the qualifications of Northland Capital Markets, the method of selection, and any material relationship that existed during the past two years or is mutually understood to be contemplated between Northland and Cohen Circle, the SPAC sponsor and/or their respective affiliates.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page xv accordingly.

VEON Holdings B.V. Notes to Combined Financial Statements

Note 1. General Information

Basis of Combination, page F-31

25.	Staff comment: You state that the combined financial statements (CFS) do not necessarily reflect what the combined results of operations would have been had the company existed as a separate legal group and had presented stand-alone combined financial information. We further note the CFS include allocation expenses from the Wider VEON Group. Please revise to disclose management’s estimate of what the expenses would have been on a standalone basis for each year presented, if practicable and materially different than the results provided. Alternatively, revise to state, if true, that it is not practicable to estimate actual costs that would have been incurred had VEON Holdings B.V. been a standalone company during the periods presented. Also state, if true, that these costs may not be indicative of the expenses that would have incurred if you had obtained these services from an unrelated third party. Refer to SAB Topic 1.B.1.

Response: The Registrants respectfully acknowledge the Staff’s comment and respectfully advise the Staff that the disclosure within “Note 1 – General Information” has been revised to state that it is not practicable to estimate the actual costs that would have been incurred had VEON Holdings B.V. existed as a separate legal group during the periods presented and that these costs may not be indicative of the expenses that VEON Holdings B.V. will incur in the future or would have incurred if VEON Holdings B.V. had obtained these services from an unrelated third party, as reflected on page F-52 of the Registration Statement.

Securities and Exchange Commission
June 5, 2025

Corporate, Shared Service Units and Foreign Holding Company Expenses, page F-32

26.	Staff comment: Please revise to disclose the allocation method used to allocate expenses from the Wider VEON Group that are based on judgment, assumptions and estimates. Also disclose the amount of expenses that have been allocated in each period presented. Refer to SAB Topic 1.B.1.

Response: The Registrants respectfully acknowledge the Staff’s comment and respectfully advise the Staff that the disclosure within “Note 1 – General Information” has been revised to disclose the allocation methods used to allocate expenses from the wider VEON Group and the amount of expenses that have been allocated in each period presented, as reflected on page F-52 of the Registration Statement.

Note 2. Segment information, page F-37

27.	Staff comment: Please revise the reconciliation of profit before tax to adjusted EBITDA to start with the segment’s measure of profit or loss, adjusted EBITDA, and end with the company’s profit before tax. Refer to IFRS 8 paragraph 28(b).

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page F-57 accordingly.

28.	Staff comment: We note you disclose a breakdown of service revenue between mobile and fixed services on page F-38. We also note on page 155 and elsewhere you list several mobile telecommunication services offered such as mobile services, digital services including big data and technology services, a suite of self-service options in the app, MyKyivstar, digital health services through Helsi, and digital TV content on the Kyivstar TV platform. Please tell us how you considered the guidance in IFRS paragraph 32 to disclose revenue for each of these services for the periods presented, or revise. Similarly, tell us your consideration to include a quantified discussion for each of these services in MD&A. Refer to Item 5.A of Form 20-F.

Response: The Registrants respectfully acknowledge the Staff’s comment and respectfully advise the Staff that individual sources of digital services revenue included within the mobile telecommunications services offered and referenced in the Staff’s comment were not material for the years ended December 31, 2024 and 2023 (digital services only represented 2.3% and 1.2% of total combined revenues, respectively). The Registrants will continue to monitor the materiality of the various mobile telecommunications sources of revenue, as well as other qualitative factors, to determine whether the information becomes material for the users of the Registrants’ financial statements, including whether the revenues for these categories should be disaggregated. If the individual sources of revenue for mobile telecommunication services are deemed material, the Registrants will revise their future filings to disaggregate revenue for these categories and present additional information in accordance with paragraph 114 of IFRS 15 and paragraph 32 of IFRS 8. Kyivstar Management’s Discussion and Analysis of Financial Condition and Results of Operations section in the Registration Statement provides additional information on the product mix for mobile telecommunication services to provide insights on trends and contributing factors to understand the movement in revenue. These insights do not include information regarding all of the Registrants’ sources of revenue.

Securities and Exchange Commission
June 5, 2025

Note 17. Related Parties

Compensation to Directors and Senior Managers, page F-64

29.	Staff comment: Please tell us whether the company maintains any share-based compensation plans and/or if its employees participate in any VEON Ltd. share-based compensation plans. If so, tell us the amount of related expense recorded or allocated in each period presented and, to the extent material, how you considered including appropriate related disclosures.

Response: The Registrants respectfully acknowledge the Staff’s comment and respectfully advise the Staff that they do not currently maintain a share-based compensation plan, but intend to implement a long-term incentive plan (“LTIP”) prior to closing of the business combination. Kyivstar’s Chief Executive Officer currently participates in the VEON Ltd. share-based compensation plan, and the related expenses are allocated from the wider VEON Group to JSC Kyivstar.  For the periods presented, the related expense recorded for share-based compensation in 2024 and 2023 is $1.3 million and $0.7 million, respectively. These amounts are included within the figures disclosed for the total key management remuneration in “Note 17 – Related Parties,” within subsection “Compensation to Directors and Senior Managers” as reflected on page F-84 of the Registration Statement and are considered immaterial in the context of the overall combined financial statements. Following the implementation of Kyivstar’s LTIP, share-based compensation to Kyivstar’s officers and directors (in their capacity as such) will be conducted solely through Kyivstar’s LTIP.

Note 18. Events after the reporting period, page F-64

30.	Staff comment: Please revise here to disclose that the Demerger was consummated on April 8, 2025 and discuss the impact of the Demerger on your 2025 Bonds consistent with your disclosures on page 136. In this regard, disclose that the April 2025 Bonds have been repaid and note the impact of the repayment on the various balance sheet line items such as cash and cash equivalents and the loan receivable from VEON Amsterdam.

Response: The Registrants respectfully acknowledge the Staff’s comment and respectfully advise the Staff that they have included disclosure on the Demerger that was consummated on April 8, 2025 and disclosure around the repayment of the April 2025 Bonds, including the related impact on certain balance sheet items, such as cash and cash equivalents and the loan receivable from VEON Amsterdam within “Note 1 – General Information” and “Note 12 – Events After the Reporting Period” within the Unaudited Interim Condensed Combined Financial Statements as of and for the three months ended March 31, 2025, as reflected on pages F-105 and F-106 of the Registration Statement, respectively.

General

31.	Staff comment: Please describe the experience of the sponsor, its affiliates, and any promoters in organizing special purpose acquisition companies and the extent to which the SPAC sponsor, its affiliates, and the promoters are involved in other special purpose acquisition companies. See Item 1603(a)(3) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on pages 192 to 194 accordingly.

32.	Staff comment: We note that a L1T VIP Holdings S.à r.l. has approximately 47% beneficial ownership of VEON Inc, which is your controlling shareholder. We further note that LetterOne appears to be controlled by individuals on OFAC’s Specially Designated Nationals and Blocked Persons list. Please disclose what due diligence was conducted by Kyivstar, the Sponsors, and Cohen Circle Acquisition Corp, to determine whether VEON Ltd. is more than 50% beneficially owned by blocked persons. In addition, revise your risk factor disclosure to discuss the risks if blocked entities owned 50 percent or more in the aggregate of Kyivstar.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 23 accordingly. The Registrants further respectfully advise the Staff that Kyivstar, the Sponsors and Cohen Circle Acquisition Corp. I had access to the following information concerning L1T VIP Holdings S.à r.l. (“L1”), which is part of the LetterOne group (“LetterOne”), and L1’s 45.46% direct ownership interest in VEON Ltd.’s publicly listed shares. VEON Ltd., in turn, is the 100% owner of VEON Amsterdam B.V. The LetterOne group comprises two ultimate holding companies, LetterOne Holdings S.A. (“LetterOne Holdings”) and LetterOne Investment Holdings S.A. (“LetterOne Investment Holdings”). LetterOne Investment Holdings indirectly holds 45.46% of VEON’s publicly listed shares through L1.

Securities and Exchange Commission
June 5, 2025

Neither L1 nor its parent companies in LetterOne have been identified on the U.S. Office of Foreign Assets Control’s (“OFAC”) Specially Designated and Blocked Persons List (the “SDN List”) nor are they otherwise subject to U.S. blocking regulations.

On August 11, 2023, OFAC designated Mr. Mikhail Fridman and Mr. Petr Aven as Specially Designated Nationals (“SDNs”) (the “Sanctioned Parties”). According to information provided by LetterOne, the Sanctioned Parties have the following shareholdings in LetterOne Investments Holdings as of March 31, 2025: Mr. Fridman has an interest of 37.8686%, and Mr. Aven has an interest of 12.1312%. Together they hold an indirect minority interest of 49.99% in LetterOne. The remaining ultimate beneficial shareholders of LetterOne Investment Holdings are Mr. Andrei Kosogov, who holds a 47.2353% interest, and the Mark Foundation for Cancer Research, which holds a 2.7649% interest. Neither of these parties is an SDN or otherwise subject to blocking regulations.

Other VEON shareholders include the Stichting Administratiekantoor Mobile Telecommunications Investor (the “Stichting”), an independent Dutch legal entity that is also not sanctioned, which has a 7.89% holding in VEON Ltd.’s publicly listed shares. LetterOne is entitled to 100% of the economic benefits of those shares but does not have the ability to vote the shares, and the Stitching does not vote the shares for the benefit of LetterOne. The shares are voted as well as disposed of at the sole discretion of the board of the Stichting, whose members are independent of LetterOne. In addition, the following non-sanctioned shareholders have a greater than 5% holding in VEON’s publicly listed shares as of March 31, 2025: Lingotto Investment Management LLP (7.8%) and Shah Capital Management Inc. (6.7%). Shareholders with a holding of below 5%, which constitute the remainder of the shareholders of VEON’s publicly listed shares, are not required to report their holdings.

In conjunction with the designations of the Sanctioned Parties, OFAC issued Frequently Asked Question (“FAQ”) 1131, which states that “OFAC has not designated LetterOne and, based on information available to OFAC, LetterOne is not owned 50 percent or more by blocked persons or otherwise considered the blocked property or interest in property of blocked persons…”. Further, OFAC has issued guidance stating that where an SDN or blocked party holds an indirect stake in an entity through a non-sanctioned/blocked party, the entity is not blocked, nor is it even considered to be partially owned by the sanctioned party (see FAQ 401, Example 4). Accordingly, because LetterOne is not a blocked party, neither Mr. Fridman nor Mr. Aven are considered to hold any percentage of VEON’s shares. VEON is thus not owned, even in part, by a sanctioned/blocked party under U.S. sanctions regulations.

Securities and Exchange Commission
June 5, 2025

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Jennifer M. Gascoyne (by telephone at +44.20.7710.1029 or by email at Jennifer.Gascoyne@lw.com).

Sincerely,

KYIVSTAR GROUP LTD.

/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Executive Chairman and Director

VEON HOLDINGS B.V.

/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Director

/s/ Maciej Wojtaszek
Name:	Maciej Wojtaszek
Title:	Director

VIA EDGAR

cc:	Jennifer M. Gascoyne
Latham & Watkins LLP

Rahul Patel
Morgan, Lewis & Bockius LLP